Filed by Diamond Foods, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Diamond Foods, Inc.

(Commission File No. 000-51439)

Team,

We are pleased to share that an important milestone in our progress toward closing our transaction with Snyder’s Lance has been met: We have fulfilled the waiting period requirements under the Hart-Scott-Rodino (HSR) Antitrust Improvements Act.

This milestone satisfies one of the conditions of closing and is a positive step forward in the process. There are other important milestones that must be completed, such as a shareholder vote and approval.

Last week was also a great week of progress for the integration team. Integration team members from both Snyder’s-Lance and Diamond met in Charlotte to begin the important work of designing the new company together.

We expect the transaction to close in early 2016 and will continue to share updates as they become available.

Thank you for your support.

Snyder’s-Lance & Diamond Combination Team

Cautionary Statement Regarding Forward-Looking Statements

The foregoing paragraphs contain forward-looking statements that involve estimates, assumptions, risks and uncertainties. Any statements about expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. Words or phrases such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “plans,” “predicts,” “projects,” “may,” “will,” “should,” “continue,” “ongoing,” “future,” “potential” and similar words or phrases identify forward-looking statements. The forward-looking statements in this document address a variety of subjects including, for example, the expected date of closing of the acquisition and the potential benefits of the merger. Forward-looking statements involve estimates, assumptions, risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from the forward-looking statements: the risk that the transaction will not close when expected or at all; the risk that the operations of the two companies will not be integrated successfully; failure to achieve the anticipated benefits and synergies of the transaction; the risk that Snyder’s-Lance or Diamond Foods’ business will be adversely impacted during the pendency of the transaction; costs associated with the transaction; matters arising in connection with the parties’ efforts to comply with and satisfy applicable regulatory approvals and closing conditions relating to the transaction; the outcome of any legal proceedings instituted against Snyder’s-Lance and Diamond Foods; and other events that may adversely impact the completion of the transaction, including industry or economic conditions outside of the control of Snyder’s-Lance or Diamond Foods. In addition, actual results are subject to other risks and uncertainties that relate more broadly to Snyder’s-Lance or Diamond Foods’ overall business, including those more fully described in Snyder’s-Lance filings with the SEC including its annual report on Form 10-K for the fiscal year ended January 3, 2015, and its most recent quarterly report filed on Form 10-Q for the quarter year ended October 3, 2015, and those more fully described in Diamond Foods’ filings with the SEC, including its annual report on Form 10-K for the fiscal year ended July 31, 2015, as amended, and its most recent quarterly report filed on Form 10-Q for the quarter ended November 30, 2015.

You should not unduly rely on forward-looking statements because actual results could differ materially from those expressed in any forward-looking statements. In addition, any forward-looking statement applies only as of the date on which it is made. We do not plan to update, and undertake no obligation to update, any forward-looking statements to reflect events or circumstances that occur after the date on which those statements are made, or to reflect the occurrence of unanticipated events.

Additional Information and Where to Find it

In connection with the proposed transaction between Diamond Foods, Inc. (“Diamond Foods”) and Snyder’s-Lance, Inc. (“Snyder’s-Lance”), Snyder’s-Lance filed a registration statement on Form S-4 with the SEC on November 25, 2015 (the “Registration Statement”), which includes a joint proxy statement/prospectus and relevant materials concerning the proposed transaction relating to the solicitation of proxies to vote at the respective special meeting of stockholders of Diamond Foods and Snyder’s-Lance to approve the proposed transaction. The definitive proxy statement will be mailed to the stockholders of the Company in advance of the special meeting. STOCKHOLDERS OF DIAMOND FOODS AND SNYDER’S-LANCE ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, http://www.sec.gov. Documents will also be available for free from Diamond Foods at www.diamondfoods.com and from Snyder’s-Lance’s at www.snyderlance.com.

Diamond Foods, Snyder’s-Lance and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies with respect of the proposed transaction. Information about the directors and executive officers of Diamond Foods, including their holdings of securities of Diamond Foods, is set forth in the joint proxy statement/prospectus included in the Registration Statement and in the Diamond Foods Amendment No. 1 to Annual Report on Form 10-K that was filed with the SEC on November 24, 2015. Information about the directors and executive officers of Snyder’s-Lance is set forth in the joint proxy statement/prospectus included in the Registration Statement and the proxy statement for Snyder’s-Lance’s 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 1, 2015 and its Current Report on Form 8-K filed with the SEC on October 1, 2015. Investors may obtain additional information regarding the interests of such participants by reading the definitive joint proxy statement/prospectus regarding the proposed merger when it becomes available. These documents can be obtained free of charge from the sources indicated above.